# SEC Schedule 13D/A (Amendment No. 16) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TREDEGAR CORPORATION, CIK 0000850429
CUSIP: 894650100
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 1100 BOULDERS PKWY, RICHMOND, Virginia (VA), 23225
Date of event which requires filing of this statement: 01/14/2026
Filed by CIK 0001182451
Persons authorized to receive notices and communications: John D. Gottwald, 330 South Fourth Street, Richmond, Virginia (VA), 23219, 804-366-1393; William M. Gottwald, 330 South Fourth Street, Richmond, Virginia (VA), 23219, 804-366-1393; James T. Gottwald, 330 South Fourth Street, Richmond, Virginia (VA), 23219, 804-366-1393; Residual 10-Year CLAT UA FDGJR, c/o John D. Gottwald, 330 South Fourth Street, Richmond, Virginia (VA), 23219, 804-366-1393; Janet T. Geldzahler, Sullivan & Cromwell LLP, 1700 New York Avenue, N.W., Suite 700, Washington, District Of Columbia (DC), 20006-5215, 202-956-7515

## Reporting persons
- John D. Gottwald (CIK 0001182451): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 1,917,639; shared voting power 4,935,104; sole dispositive power 1,917,639; shared dispositive power 4,935,104; aggregate amount beneficially owned 6,852,743 (19.6% of the class); the aggregate amount excludes certain shares
  Comment: 1 In computing the percentage ownership, each of the Reporting Persons assumed that there are 34,910,693 shares of Common Stock outstanding, as reported by Tredegar Corporation in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, as filed with the Securities and Exchange Commission on November 7, 2025.
- William M. Gottwald: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 211,260; shared voting power 4,845,104; sole dispositive power 211,260; shared dispositive power 4,845,104; aggregate amount beneficially owned 5,056,364 (14.5% of the class); the aggregate amount excludes certain shares
  Comment: 1 In computing the percentage ownership, each of the Reporting Persons assumed that there are 34,910,693 shares of Common Stock outstanding, as reported by Tredegar Corporation in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, as filed with the Securities and Exchange Commission on November 7, 2025.
- James T. Gottwald: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 40,000; shared voting power 4,935,104; sole dispositive power 40,000; shared dispositive power 4,935,104; aggregate amount beneficially owned 4,975,104 (14.3% of the class); the aggregate amount excludes certain shares
  Comment: 1 In computing the percentage ownership, each of the Reporting Persons assumed that there are 34,910,693 shares of Common Stock outstanding, as reported by Tredegar Corporation in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, as filed with the Securities and Exchange Commission on November 7, 2025.
- Residual 10-Year CLAT UA FDGJR Living Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 2,201,912; sole dispositive power 0; shared dispositive power 2,201,912; aggregate amount beneficially owned 2,201,912 (6.3% of the class)
  Comment: 1 In computing the percentage ownership, each of the Reporting Persons assumed that there are 34,910,693 shares of Common Stock outstanding, as reported by Tredegar Corporation in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, as filed with the Securities and Exchange Commission on November 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK
Name of issuer: TREDEGAR CORPORATION
Address of issuer's principal executive offices: 1100 BOULDERS PKWY, RICHMOND, Virginia (VA), 23225
Comment: * Amendment No. 16 amends and supplements Amendment Nos. 1 through 15 to the statement on Schedule 13D initially filed on August 15, 1989 with respect to shares of common stock (the "Common Stock") of Tredegar Corporation (the "Issuer").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is further amended by adding the following:

On January 14, 2026, John Gottwald sent the letter attached as Exhibit 99.2 hereto to the directors of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Amount Beneficially Owned: John D. Gottwald-6,852,743 shares, 19.6%; William M. Gottwald-5,056,364 shares, 14.5%; James T. Gottwald-4,975,104 shares, 14.3%; Residual 10-Year CLAT UA FDGJR Living Trust("CLAT")-2,201,912 shares, 6.3%, all reporting persons-7,104,003 shares, 20.3%
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which such persons have:
(i) Sole power to vote or direct the vote: John D. Gottwald-1,917,639 shares, 5.5%; William M. Gottwald-211,260 shares, 0.6%,; James T. Gottwald-40,000 shares, 0.1%; all reporting persons-2,168,899 shares, 6.2%
(ii) Shared power to vote or to direct the vote-John D. Gottwald-4,935,104 shares, 14.1%; William M. Gottwald-4,845,104 shares, 13.9%; James T. Gottwald-4,935,104 shares, 14.1%; CLAT 2,201,912 shares, 6.3%; all reporting persons-4,935,104 shares, 14.1%
(iii) Sole power to dispose of or to direct the disposition of-John D. Gottwald-1,917,639 shares, 5.5%; William M. Gottwald-211,260 shares, 0.6%; James T. Gottwald-40,000 shares, 0.1%; all reporting persons-2,168,899 shares, 6.2%
(iv) Shared power to dispose of or to direct the disposition of -John D. Gottwald-4,935,104 shares, 14.1%; William M. Gottwald-4,845,104 shares, 13.9%; James T. Gottwald-4,935,104 shares, 14.1%; CLAT -2,201,912 shares, 6.3%; all reporting persons-4,935,104 shares, 14.1%
Transactions in the class effected during the past sixty days:
Transactions in shares in the past sixty days: CLAT sold the following shares on the following days on the New York Stock Exchange.

November 17, 2025 410 shares at $8.555, 620 shares at $8.565, 600 shares at 8.545, 100 shares at 8.635, 178 shares at 8.63, 774 shares at 8.61, 3,306 shares at 8.60, 500 shares at 8.59, 200 shares at 8.575, 1,471 shares at 8.55, 2,455 shares at 8.54, 200 shares at 8.535, 2,236 shares at 8.525, 921 shares at 8.56, 2,865 shares at 8.52, 200 shares at 8.515, 1,321 shares at 8.51, 850 shares at 8.505, 5,113 shares at 8.5, 420 shares at 8.58, 2,627 shares at 8.53 and 5,466 shares at 8.57

November 18, 2025 100 shares at 8.50
Other persons with the right to receive dividends or sale proceeds: No other persons have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale of the shares described in Item 5.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1. Agreement between John D. Gottwald, William M. Gottwald, James T. Gottwald and the Residual 10-Year CLAT UA FDGJR Living Trust with respect to the filing of this Amendment No. 16 to the statement to Schedule 13D.
Exhibit 99.2 Open Letter from John D. Gottwald to the Board of Directors of Tredegar Corporation, dated January 14, 2026.

## Signatures
- John D. Gottwald: /s/ William M. Gottwald, William M. Gottwald Attorney-in-Fact for John D. Gottwald (01/14/2026)
- William M. Gottwald: /s/ William M. Gottwald, William M. Gottwald (01/14/2026)
- James T. Gottwald: /s/ William M. Gottwald, William M. Gottwald Attorney-in-Fact for James T. Gottwald (01/14/2026)
- Residual 10-Year CLAT UA FDGJR Living Trust: /s/ William M. Gottwald, As trustee (01/14/2026)